[OHIO NATIONAL FINANCIAL SERVICES LETTERHEAD]
December 3, 2009
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street, N.E.
Washington, D.C. 20549-0506

Re:	Ohio National Variable Account A
ONcore Premier; File Nos. 811-1978, 333-43515
ONcore Xtra; File Nos. 811-1978, 333-86603
ONcore Value; File Nos. 811-1978, 333-43513
ONcore Lite; File Nos. 811-1978, 333-52006
ONcore Flex; File Nos. 811-1978, 333-43511
ONcore Ultra; File Nos. 811-1978, 333-134288
ONcore Wrap; File Nos. 811-1978, 333-134982
ONcore Lite II; File Nos. 811-1978, 333-156430
ONcore Ultra II; File Nos. 811-1978, 333-156432
Ladies and Gentlemen:
On behalf of Ohio National Variable Account A (“the Registrant”) and The Ohio National Life Insurance Company (“Depositor”), on December 3, 2009, we submitted for filing pursuant to Rule 485(a) of the Securities Act of 1933, as amended, (“1933 Act”) the following post-effective amendments to the registration statements on Form N-4:

Product filing	40 Act File No.	33 Act File No.
ONcore Premier, Post-Effective Amendment No.33	811-01978	333-43515
ONcore Xtra, Post-Effective Amendment No. 27	811-01978	333-86603
ONcore Value, Post-Effective Amendment No. 36	811-01978	333-43513
ONcore Lite, Post-Effective Amendment No. 26	811-01978	333-52006
ONcore Flex, Post-Effective Amendment No. 32	811-01978	333-43511
ONcore Ultra, Post-Effective Amendment No. 8	811-01978	333-134288
ONcore Wrap, Post-Effective Amendment No. 7	811-01978	333-134982
ONcore Lite II Post-Effective Amendment No. 2	811-01978	333-156430
ONcore Ultra II Post-Effective Amendment No.2	811-01978	333-156432
The Registrant, its distributor and underwriter Ohio National Equities, Inc. (“ONEQ”), and the Depositor, respectfully request, consistent with Rule 461 under the 1933 Act, that the Commission, pursuant to delegated authority, grant acceleration of the effective dates of these filings and that such post-effective amendments be declared effective on December 30, 2009 or such other date as practical. Depositor, Registrant, and ONEQ are aware of their obligations under the 1933 Act.

We acknowledge that:
•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings; and

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve Depositor and Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	Depositor and Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.
Please contact me at 513-794-6278 if you have any questions or need more information.
Sincerely yours,
/s/ Kimberly A. Plante
Kimberly A Plante
Associate Counsel

OHIO NATIONAL VARIABLE ACCOUNT A (Registrant)
By	THE OHIO NATIONAL LIFE INSURANCE COMPANY (Depositor)

By	/s/ John J. Palmer
John J. Palmer
Vice Chairman

THE OHIO NATIONAL LIFE INSURANCE COMPANY (Depositor)
By	/s/ John J. Palmer
John J. Palmer
Vice Chairman

OHIO NATIONAL EQUITIES, INC. (Distributor and Underwriter)
By	/s/ John J. Palmer
John J. Palmer
President